UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

VIRTUALSCOPICS INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

-----928269109-----
(CUSIP Number)

11/04/2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
928269109
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1) Names of Reporting Persons. PFIZER INC.
I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170

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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |_|

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3) SEC Use Only

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4) Citizenship or Place of Organization
Delaware

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Number of Shares 5) Sole Voting Power
Beneficially -------------------------------------1,553,121------
Owned by Each 6) Shared Voting Power
Reporting ------------------------------------- 0------
Person With 7) Sole Dispositive Power
-------------------------------------1,553,121--------------
8) Shared Dispositive Power      0

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9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,553,121

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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|

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11) Percent of Class Represented by Amount in Item 9     6.8%

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12) Type of Reporting Person (See Instructions) CO

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ITEM 1.

(A) NAME OF ISSUER: VIRTUALSCOPICS INC.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

350 Linden Oaks, Rochester, N.Y. 14625

ITEM 2.

(A) NAME OF PERSONS FILING: PFIZER INC.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
235 E. 42nd Street, New York, N.Y. 10017

(C) CITIZENSHIP: DELAWARE, U.S.A.

(D) TITLE OF CLASS OF SECURITIES: COMMON STOCK

(E) CUSIP NUMBER: 928269109

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b)
or (c), check whether the person filing is a:

(a) |_| Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_| Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d) |_| Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) |_| An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) |_| An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F).

(g) |_| A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G)

(h) |_| A savings association as defined in section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) |_| A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3).

(j) |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,553,121

(b) Percent of class: 6.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,553,121

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,553,121

(iv) Shared power to dispose or to direct the disposition of:    0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: June 21, 2007

PFIZER INC.

By: /s/ Charles F. Raeburn
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Name: Charles F. Raeburn
Title: Assistant General Counsel and
Assistant Secretary